838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 19-389
February 11, 2019

Hosken Consolidated Investments Limited Increases Position in Platinum Group Metals Ltd. to 19.89%

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) (“Platinum Group” “PTM” or the “Company”) reports that Hosken Consolidated Investments Limited ("HCI") announced on February 4, 2019 it had acquired, on a private placement basis through its subsidiary Deepkloof Limited, 2,141,942 common shares of Platinum Group Metals Ltd. ("PTM") at a price of US$1.33 per share for total consideration of US$2,848,783.

Immediately before the acquisition, HCI held 4,383,447 common shares of PTM, representing 14.77% of PTM's issued and outstanding common shares, and 3,999,999 common share purchase warrants. This acquisition brings HCI's total holdings in the common shares of PTM to 6,525,389, or 19.89% .

R. Michael Jones, CEO of Platinum Group said, “HCI’s investment has been important in advancing the Waterberg palladium project. We are working closely with our joint venture partners Implats, JOGMEC, Hanwa and Mnombo on the completion of the Waterberg Definitive Feasibility Study later this year.”

HCI is a South African black empowerment investment holding company with a US$750 million market capitalization, listed on the JSE Securities Exchange. It is incorporated under the laws of South Africa and its head office is located in Cape Town. HCI’s major shareholder is the South African Clothing and Textile Workers Union. The group is involved in a diverse group of investments including hotel and leisure, interactive gaming, media and broadcasting, transport, mining and properties.

The PTM securities were purchased and are presently being held by HCI for investment purposes. In the future, HCI or its affiliates may acquire additional securities of PTM or dispose of such securities subject to a number of factors, including general market and economic conditions and other investment and business opportunities available.

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground palladium deposit in northern South Africa. Waterberg was discovered by the Company. Waterberg has potential to be a low cost dominantly palladium mine and Implats, a smelter and refiner of platinum group metals, recently made a strategic investment in the Waterberg Project.

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On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”
President and CEO

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the size, participation in, receipt of regulatory approvals for, and the completion and amount and use of proceeds of the Private Placement. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the Company’s inability to obtain subscriptions for and complete the Private Placement on the terms disclosed above, or at all, to obtain required regulatory approvals for the Private Placement, and to maintain and extend the waivers of Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Liberty Mutual Insurance, under the Company’s credit facility (the “LMM Facility”) necessary to permit the use of proceeds contemplated above; additional financing requirements; the LMM Facility with LMM is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited (“PTM RSA”), and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”) to LMM, under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness; the Company’s history of losses and negative cash flow; the Company’s ability to continue as a going concern; the Company’s properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co., Mnombo Wethu Consultants (Pty) Ltd. or Maseve; completion of a DFS for the Waterberg Project is subject to economic analysis requirements; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; the Company may become subject to the U.S. Investment Company Act; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the

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ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company’s common shares may be delisted from the NYSE American or the TSX if it cannot maintain or regain compliance with the applicable listing requirements; and other risk factors described in the Company’s most recent Form 20-F annual report, Annual Information Form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company’s business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.